Filed by Crescent Capital BDC, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Alcentra Capital Corporation; Commission File No. 814-01064 ,Filed by Crescent Capital BDC, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Alcentra Capital Corporation; Commission File No. 814-01064 ,

||

1 2 3 4 5 6 |1 2 3 4 5 6 |

1 2 3 4 5 6 • • • • • • • • •• •• • |1 2 3 4 5 6 • • • • • • • • •• •• • |

1 CCG Platform with 28-Year History | 2 Highly Experienced Investment Team | 3 Differentiated Origination & Underwriting | 4 Attractive Acquisition of ABDC | 5 Scaled BDC & Carefully Originated Portfolio | 6 Alignment of Interests with Investors

Long History with Experience Across Multiple Cycles

Crescent Strategy Inceptions


Public Credit
Private Credit
1991 High Yield Bonds
1993 Bank Loans
1991 Special Situations
1992 Mezzanine
2005 Predecessor
2012 U.S. Direct Lending
2011 European Specialty Lending
2015 BDC
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19

Crescent Mezzanine, Crescent Direct Lending and Crescent European Specialty Lending have experienced a Historical Net Loss Ratio(1) of less than 20 bps, 10 bps and 0 bps, respectively

Grey shaded bars denote U.S. recessions.

Inclusive of Crescent Mezzanine, Crescent Direct Lending and Crescent European Specialty Lending strategies.

As of June 30, 2019. Past performance is not indicative of future results.

(1) "Historical Net Loss Ratio" refers to the total amount of net losses of all Realized and Unrealized Mezzanine, Direct Lending and European Specialty Lending investments (as the case may be) divided by the total Amount Invested and further divided by the number of years since the first investment through June 30, 2019. Net loss is defined as principal loss net of income and fees received. Mezzanine Historical Net Loss Ratio excludes mezzanine investments by co-investors and other Crescent Capital Group strategies. Direct Lending Historical Net Loss Ratio includes Small Business Investment Company ("SBIC") fund, Separately Managed Accounts ("SMAs"), and other Crescent Direct Lending co-investors.

5

CRESCENT

1 2 3 4 5 6 • • • • • • • • • • • • |1 2 3 4 5 6 • • • • • • • • • • • • |

1 2 3 4 5 6 |1 2 3 4 5 6 |

1 2 3 4 5 6 ü ü ü ü |1 2 3 4 5 6 ü ü ü ü |

1 2 3 4 5 6 |1 2 3 4 5 6 |

1 2 3 4 5 6 • 1,800 1,716 • 1,532 1,524 1,600 • 1,399 1,299 1,400 • 1,165 1,200 • • 1,000 858 800 • 600• • 400 37 36 21 30 34 37 200 (2%) (2%) (3%) (3%) (2%) (2%) • • - 2014 2015 2016 2017 2018 06/2019 • YTD |1 2 3 4 5 6 • 1,800 1,716 • 1,532 1,524 1,600 • 1,399 1,299 1,400 • 1,165 1,200 • • 1,000 858 800 • 600• • 400 37 36 21 30 34 37 200 (2%) (2%) (3%) (3%) (2%) (2%) • • - 2014 2015 2016 2017 2018 06/2019 • YTD |

1 2 3 4 5 6 § § § § § § § § o o o o § § § § § § |1 2 3 4 5 6 § § § § § § § § o o o o § § § § § § |

1 2 3 4 5 6 • § § § § § § § § § |1 2 3 4 5 6 • § § § § § § § § § |

1 2 3 4 5 6 |1 2 3 4 5 6 |

1 2 3 4 5 6 • |1 2 3 4 5 6 • |

1 2 3 4 5 6 § § § § § § § § |1 2 3 4 5 6 § § § § § § § § |

1 2 3 4 5 6 |1 2 3 4 5 6 |

1 2 3 4 5 6 |1 2 3 4 5 6 |

1 2 3 4 5 6 8.5% $692 9.2% $493 8.0% 7.3% $319 7.2% $218 $138 2015 2016 2017 2018 Q3 '19 (2) Weighted Average Yield 1L Unitranche 2L Unsecured Equity Senior Loan Fund Private Fund Investment & Other 113% 107% 106% 103% 84% 8.4% 7.5% 5.9% 5.0% 2.8% (3) 2015 2016 2017 2018 YTD 9/19 (5) (4) Dividend Coverage Dividend Yield |1 2 3 4 5 6 8.5% $692 9.2% $493 8.0% 7.3% $319 7.2% $218 $138 2015 2016 2017 2018 Q3 '19 (2) Weighted Average Yield 1L Unitranche 2L Unsecured Equity Senior Loan Fund Private Fund Investment & Other 113% 107% 106% 103% 84% 8.4% 7.5% 5.9% 5.0% 2.8% (3) 2015 2016 2017 2018 YTD 9/19 (5) (4) Dividend Coverage Dividend Yield |

1 2 3 4 5 6 |1 2 3 4 5 6 |

1 2 3 4 5 6 • • • • • • • • • • • |1 2 3 4 5 6 • • • • • • • • • • • |

1 2 3 4 5 6 |1 2 3 4 5 6 |

§ § § ― § ― § § § § |§ § § ― § ― § § § § |

||

||